

June 14, 2012

Via E-mail
Mr. Robert Sands
Chief Executive Officer
Constellation Brands, Inc
207 High Point Drive
Building 100
Victor, New York 14564

> **Re: Constellation Brands, Inc**
> **Form 10-K for the Fiscal Year Ended**
> **February 29, 2012**
> **Filed April 30, 2012**
> **File No. 001-08495**

Dear Mr. Sands:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 29, 2012

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 48

1. We note your disclosure that your trademarks associated with the Canadian business division were impaired largely due to lower revenue and profitability. As a result, you recorded impairment charges of $38.1 million and $16.7 million during fiscal 2012 and 2011, respectively. To enhance an investor's understanding of your business, please provide us with, and confirm that in future Exchange Act filings you will disclose, the following:

- An explanation of the factors affecting your Canadian business division during fiscal 2012 that resulted in additional impairment of trademarks that were not contemplated in your Fiscal 2011 impairment analysis,
- the reasons for the continuing decline in your revenue and profitability and whether this is a trend that will have an impact in the future,
- the changes in assumptions used between years and their effect,
- a discussion of the degree of uncertainty associated with the key assumptions, and
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Items 2.02, 7.01 and 9.01 Form 8-K filed April 5, 2012

Exhibit 99.1

2. We note that you have presented alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These full non-GAAP income statements appear to attach undue prominence to non-GAAP information and do not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining